Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

Choice Hotels International, Inc. (“Choice”) is using or making available the following communications through the website www.CreateValueWithChoice.com (the “microsite”), a website maintained by Choice providing information relating to the proposal Choice has made to acquire Wyndham Hotels & Resorts, Inc.:

Exhibit 1:	Updated certain pages of the microsite.

Exhibit 1.1:	Media article titled “Choice Hotels nominates board directors in hostile Wyndham bid” dated January 22, 2024, linked in the Support for the Combination page of the microsite.

Exhibit 1.2:	Media article titled “Comfort Inn’s owner doubles down on its hostile takeover bid for the company that owns Days Inn” dated December 12, 2023, linked in the Support for the Combination page of the microsite.

Exhibit 1.3:	Media article titled “Choice Hotels officially goes hostile in Wyndham takeover attempt” dated December 12, 2023, linked in the Support for the Combination page of the microsite.